Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF SUPERVISORS BY THE CBIRC BEIJING BUREAU AND RESIGNATION OF SUPERVISORS

Reference is made to the announcements of China Life Insurance Company Limited (the “Company”) dated 21 January 2019 and 30 May 2019 in relation to (i) the election of Mr. Cao Qingyang as an Employee Representative Supervisor of the sixth session of the board of supervisors of the Company (the “Board of Supervisors”) at the third extraordinary meeting of the second session of the employee representative meeting of the Company, and (ii) the election of Mr. Han Bing as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors at the annual general meeting of the Company.

The Company has recently received the approval of qualification of Mr. Cao Qingyang and Mr. Han Bing issued by the Beijing Bureau of the China Banking and Insurance Regulatory Commission (the “CBIRC Beijing Bureau”). Pursuant to the approval, the qualification of each of Mr. Cao Qingyang and Mr. Han Bing as a Supervisor of the Company has been approved by the CBIRC Beijing Bureau. The term of office of each of Mr. Cao Qingyang and Mr. Han Bing commenced on 12 July 2019. Please refer to the announcement of the Company dated 21 January 2019 and the circular of the Company dated 11 April 2019 for the biographical details of Mr. Cao Qingyang and Mr. Han Bing, respectively.

In addition, due to adjustment of work arrangements, Mr. Huang Xin and Mr. Tang Yong have, on 22 July 2019, tendered their respective resignations as an Employee Representative Supervisor and a Non-employee Representative Supervisor of the Company. Such resignations took effect on the same day.

Mr. Huang Xin and Mr. Tang Yong have confirmed that they have no disagreement with the Board of Supervisors and there are no other matters relating to their resignations that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Huang Xin and Mr. Tang Yong for their contributions to the Company during their tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 July 2019

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie